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    October 12, 2023

       Muhunthan Canagasooryam
       Chief Executive Officer
       Duo World, Inc.
       No. 6, Charles Terrace
       Off Alfred Place
       Colombo 03, Sri Lanka

                                                        Re: Duo World, Inc.
                                                            Form 8-K
                                                            Filed August 16,
2023
                                                            File No. 000-55698

       Dear Muhunthan Canagasooryam:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




    Sincerely,


    Division of Corporation Finance

    Office of Technology